SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Vermillion, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92407M206

(CUSIP Number)

Feinberg Family Trust
c/o Adam Usdan, Trustee
350 Madison Avenue, 9th Floor
New York, NY 10017
(212) 389-8780

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Rita Molesworth, Esq.
Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

December 19, 2013

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92407M206	Page 2 of 6 pages

1	NAMES OF REPORTING PERSONS Feinberg Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,361,000
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 1,361,000
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.80%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  Calculated based on a total of 35,825,673 shares of common stock outstanding as of December 20, 2013, according to information furnished by Vermillion, Inc. on December 20, 2013.

SCHEDULE 13D

CUSIP No. 92407M206	Page 3 of 6 pages

1	NAMES OF REPORTING PERSONS Adam Usdan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,361,000
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 1,361,000
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.80%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Calculated based on a total of 35,825,673 shares of common stock outstanding as of December 20, 2013, according to information furnished by Vermillion, Inc. on December 20, 2013.

Pursuant to Rule 13d-2 under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2013 (the “Original Schedule 13D”, and together with this Amendment, the “Schedule 13D”), and is being filed on behalf of Feinberg Family Trust, a trust organized under the laws of Connecticut (the “Trust”), and Adam Usdan, as the sole trustee of the Trust (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”). This Amendment relates to the common stock, par value $0.001 per share (“Common Stock”), of Vermillion, Inc., a Delaware corporation (the “Company”).

The Reporting Persons are filing this Amendment in connection with the exercise of the Warrant of the Trust.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3.Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by inserting the following at the end thereof:

On December 19, 2013, pursuant to the Warrant, the Trust acquired 831,000 shares of Common Stock at an exercise price of $1.46 per share of Common Stock for an aggregate price of $1,213,260. All of the funds required to exercise the Warrant were furnished from the working capital of the Trust.

Item 5.Interest in Securities of the Issuer.

Items 5(a)-(e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of December 19, 2013, the Trust, and Mr. Usdan as trustee of the Trust, may be deemed to beneficially own 1,361,000 shares of Common Stock, representing 3.80% of the outstanding shares of Common Stock (based on 35,825,673 shares of Common Stock outstanding as of December 20, 2013 as reported by the Company to representatives of the Reporting Persons).

(b) The Trust, through its trustee, Mr. Usdan, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

(c) Except as described in this Amendment, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

4

(e) As of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock.

5

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2013	FEINBERG FAMILY TRUST By: /s/ Adam Usdan
Name: Adam Usdan Title: Trustee
Dated: December 23, 2013	ADAM USDAN By: /s/ Adam Usdan